April 9, 2013

VIA EDGAR

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	VeriFone Systems, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2012
Filed December 19, 2012
File No. 001-32465

Dear Mr. Gilmore:

This letter is being submitted on behalf of VeriFone Systems, Inc. (the “Company”, “VeriFone”, “we”, “our”, or “us”), and responds to your letter, dated February 21, 2013, transmitting comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filing. The following represents our responses to your comments. For your ease of reference, we have included the text of your original comments in bold text below, followed by our responses. Please note that all page numbers in the responses refer to our Annual Report on Form 10-K for the fiscal year ended October 31, 2012.

In response to certain comments, we have noted that we will make changes to disclosures in future filings. We are doing so in order to address the Staff’s views in a constructive manner and not because we believe our prior filings were deficient or inaccurate in any respect. Accordingly, any changes implemented in future filings should not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.

Form 10-K for the Fiscal Year Ended October 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Commitments, page 76

Staff Comment No. 1:

We note from disclosure on page 114 that you have $95.3 million(1) of unrecognized tax benefits as of October 31, 2012. Please tell us what consideration was given to disclosing unrecognized tax benefits in the table or a note thereto. Please refer to Item 303(a)(5) of Regulation S-K, as well as Section C of SEC Release 33-9144.

(1)	We respectfully note to the Staff that we had disclosed unrecognized tax benefits totaling $95.4 million as of October 31, 2012.

Patrick Gilmore

Response to Comment No. 1:

We respectfully advise the Staff that the $95.4 million(1) unrecognized tax benefit disclosed on page 114 consists of $40.0 million of potential taxes payable included in other long-term liabilities on our consolidated balance sheet as of October 31, 2012, and $55.4 million offset to the related deferred tax assets on our consolidated balance sheet as of October 31, 2012. We further advise the Staff that we are unable to make a reasonably reliable estimate of the timing of payments in respect of the $40.0 million of potential taxes payable due to uncertainties in the timing of tax audit outcomes. Therefore, we did not include such amounts in our Contractual Obligations table in Management’s Discussion and Analysis.

In Note 13, Commitments and Contingencies on page 137 of our Annual Report on Form 10-K, we described the $40.0 million potential taxes payable (plus $4.0 million of interest and penalties) as an income tax uncertainty and indicated that we cannot make a reasonably reliable estimate as to when cash settlement may occur for such amounts.

We confirm to the Staff that in future quarterly and annual filings we will include disclosure similar to the Note 13 disclosure in a footnote to the Contractual Obligations table in Management’s Discussion and Analysis as applicable. In addition, we confirm to the Staff that at such time as there are any contractual commitments for which we can make a reasonably reliable estimate of the timing of payments with respect to such amounts, we will include such amounts in the Contractual Obligations table.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Principles of Consolidation and Summary of Significant Accounting Policies

Revenue Recognition, page 89

Staff Comment No. 2:

For your multiple element arrangements, please tell us what consideration was given to disclosing the significant factors, inputs, assumptions, and methods used to determine vendor-specific objective evidence, third-party evidence, or estimated selling price for the significant deliverables. Please refer to ASC 605-25-50-2(e).

Patrick Gilmore

Response to Comment No. 2:

We respectfully advise the Staff that, as disclosed in Note 1, Principles of Consolidation and Summary of Significant Accounting Policies, of our Notes to Consolidated Financial Statements on Form 10-K (page 89), for our arrangements that include multiple deliverables, we allocate the arrangement consideration to each deliverable qualifying as a separate unit of accounting based on its relative selling price at the inception of the arrangement. We determine the relative selling price based on the estimated selling price (ESP) of each deliverable using a three-step hierarchy based on the available evidence. We first consider vendor specific objective evidence (VSOE), if it exists. If VSOE does not exist, we utilize third-party evidence (TPE), if it exists. If neither VSOE nor TPE exists for a unit of accounting, we use management’s best estimate of the selling price (BESP), which is the price at which our management estimates that we would enter into a transaction with a customer if the product or service was to be sold by us regularly on a standalone basis. We analyze ESP at least annually or on a more frequent basis if a significant change in our business necessitates a more timely analysis or if we experience significant variances in our selling prices.

We respectfully acknowledge the Staff’s comment and confirm that we will describe in more detail the significant factors, inputs, assumptions, and methods used to determine selling price for the significant deliverables, with additional disclosure substantially similar to the following in our future filings on Form 10-K:

“VSOE is limited to the price charged when the same or similar product or service is sold separately. We define VSOE as substantial standalone transactions that are priced within a narrow range, as defined by us. In addition, we consider the geographies in which the products or services are sold, as well as the class of customers to which the products or services are sold. If a product or service is seldom sold separately, it is unlikely that we can determine VSOE for the product or service.

TPE is determined based on the prices charged by our competitors for a similar deliverable when sold separately to similarly situated customers.

When we are unable to establish selling price using VSOE or TPE, we use BESP when allocating the arrangement consideration. The objective of BESP is to determine the price at which we would enter into a transaction with the customer if the product or service was sold by us on a standalone basis. Our determination of BESP involves a weighting of several factors based on the specific facts and circumstances of the arrangement. The factors we consider include the geographies in which the products or services are sold, the anticipated gross margin on that deliverable, the cost to produce the deliverable, economic conditions and trends, the selling price and profit margin for similar deliverables, and our ongoing pricing strategy and policies.”

Patrick Gilmore

Goodwill, page 92

Staff Comment No. 3:

We note your disclosure that “[g]oodwill is allocated to each reporting unit based on its relative contribution to [y]our overall operating results.” Please explain your policy in further detail and tell us whether this approach is applied only when an acquired business constitutes more than one reporting unit. Also, please tell us what consideration was given to the guidance in ASC 350-20-35-42 and 43 with regard to the allocation of goodwill to your reporting units.

Response to Comment No. 3:

We respectfully advise the Staff that under our policy, where an acquisition benefits only one reporting unit, we allocate, as of the acquisition date, all goodwill for that acquisition to the reporting unit that will benefit. Where we have had an acquisition that benefitted more than one reporting unit, we have assigned the goodwill to our reporting units as of the acquisition date in accordance with ASC 350-20-35-42 such that the goodwill assigned to a reporting unit is the excess of the fair value of the acquired business (or portion thereof) to be included in that reporting unit over the fair value of the individual assets acquired and liabilities assumed that are assigned to the reporting unit. The individual assets acquired and liabilities assumed are assigned to the reporting units that they would benefit or operate within.

Note 2. Business Combinations, page 97

Staff Comment No. 4:

Regarding the 2012 and 2011 acquisitions of Point and Hypercom, please tell us what consideration was given to disclosing the amount of goodwill by reportable segment. Please refer to ASC 805-30-50-1(e).

Response to Comment No. 4:

We respectfully advise the Staff that for fiscal years 2012 and 2011, VeriFone operated in two reportable segments, International and North America. With respect to our acquisition of Point in fiscal year 2012, all of the goodwill from the acquisition was attributed to our International segment. With respect to our acquisition of Hypercom in fiscal year 2011, 98% of the goodwill from the acquisition was attributed to our International segment and 2% to our North America segment.

We respectfully advise the Staff that we separately disclosed the amount of goodwill attributable to our Point acquisition along with disclosures describing that the acquired

Patrick Gilmore

business was international in nature in Note 2, Business Combinations on pages 97-98 of our Annual Report on Form 10-K. Similarly, we separately disclosed the amount of goodwill attributable to the Hypercom acquisition along with an explanation that immediately prior to the merger Hypercom divested its U.S. business in Note 2, Business Combinations on pages 100-101 of our Annual Report on Form 10-K. In addition, we disclosed the total amount of goodwill by reportable segment in Note 15, Segment and Geographic Information on page 139 of our Annual Report on Form 10-K.

In future filings, we will disclose the amount of goodwill applicable to each reportable segment for each business combination that occurred during the reporting period.

Note 15. Segment and Geographic Information, page 138

Staff Comment No. 5:

We note from disclosure in the business section of the filing that you sell various types of products, as well as different types of services including payment-as-a-service, application development, customer support and advertising services. Please tell us what consideration was given to disclosing revenues for each major type of product and service. Please refer to ASC 280-10-50-40.

Response to Comment No. 5:

We respectfully advise the Staff that we have two major types of products and services, System solutions and Services, each of which we believe constitutes a group of similar products or services.

Our System solutions product group consists of electronic payment systems that allow a merchant to process electronic payment transactions at the point of sale and enable communication with payment processors for authorization and settlement. Although our System solutions are marketed to be used by different types of merchants, these System solutions are designed in a modular fashion, all having the same basic function – enabling electronic payments at the point of sale. These payment systems may have differentiated features or designs or value-added applications targeted at specific types of customers or to meet specific customer needs, as we referenced in Item 1, Business, of our Annual Report on Form 10-K, but none of these features change the basic function of the payment systems. Based on the foregoing, we respectfully submit that the products within the System solutions product group are similar for purposes of the disclosure requirements of ASC 280-10-50-40 and that additional disclosure is not required.

Our Services product group consists of the services that we provide to support or complement our installed base of System solutions. Although our services vary in type, as described in Item 1, Business, of our Annual Report on Form 10-K, the purpose of our services, such as payment-as-a-service, application development, customer support and advertising services, are to either enhance our System solutions and ensure their efficient

Patrick Gilmore

and effective operation, provide infrastructure to enable electronic payments by our System solutions or complement our System solutions. We respectfully submit that the services encompassed by our Services product group are similar for purposes of the disclosure requirements of ASC 280-10-50-40 and that additional disclosure is not required.

*******

In responding to the Staff’s comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please don’t hesitate to contact me by telephone (408-232-7299), facsimile (408-232-7841) or email (Marc.Rothman@VeriFone.com) if you should have any comments or questions about this letter.

Very truly yours,

/s/ Marc E. Rothman
Marc E. Rothman
Executive Vice President and Chief Financial Officer
VeriFone Systems, Inc.

cc:	David Edgar, Staff Accountant

(Securities & Exchange Commission)

Richard McGinn, Interim Chief Executive Officer

Albert Liu, EVP, Corporate Development & General Counsel

(VeriFone Systems, Inc.)

Jeff Lang

Matthew Dale

(Ernst & Young, LLP)

Scott D. Miller

Sarah P. Payne

(Sullivan & Cromwell LLP)